Exhibit 99.1

Agencia Comercial Spirits Ltd Announces Additions to Board of Directors

Taichung City, Taiwan, December 11, 2025 – Agencia Comercial Spirits Ltd (the “Company” or “Agencia”) (NASDAQ: AGCC), a Taiwan-based specialized importer and distributor of high-quality whiskies in Taiwan and international markets, today announced changes to its board of directors (the “Board”).

Agencia announced that it has increased the size of its Board by two (2), bringing the total number of directors to seven (7). The Company also announced the appointment of Li Qiang as an Executive Director and Chairman of the Board, and Tian Yiding as an Independent Director. Mr. Tian has also been appointed to serve on the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

Mr. Li Qiang, age 57, has over 20 years of experience in the data center and technology infrastructure industry. Mr. Tian Yiding, age 31, has over 10 years of experience in corporate investment and international business development.

“We are excited to welcome Li Qiang and Tian Yiding to our Board,” said Yi Yang Tsai, Chief Executive Officer of Agencia. “Their expertise in the data center and technology infrastructure industry, as well as corporate investment and international business development, is expected to strengthen our Board’s strategic oversight and support our growth objectives.”

About Li Qiang

Mr. Li Qiang, age 57, has over 20 years of experience in the data center and technology infrastructure industry. He led Trunbow Asia-Pacific Technology Co., Ltd. to a NASDAQ listing in 2011. Mr. Li previously served as Chairman of Global Switch Holdings Limited from 2016 to 2020, where he oversaw one of Europe’s largest neutral third-party data center platforms, managing 10 hyperscale facilities across major global hubs including London, Paris, Frankfurt, Singapore and Sydney. He is currently Head of Data Center at Ricloud AI Inc., where he has driven strategic partnerships, including the company’s NVIDIA cloud partnership, to strengthen advanced data center infrastructure capabilities.

About Tian Yiding

Mr. Tian Yiding, age 31, has over 10 years of experience in corporate investment and international business development. He served as a director of Hezhan Group from January 2014 to January 2019, where he was involved in the group’s external investment projects, including participation in the management and upgrade of the Qingzhou Yellow Huaxi District Scenic Spot in Shandong. He later founded and led Beijing Yidingshan Technology Co., Ltd. as general manager from September 2019 to June 2022. Since August 2022, Mr. Tian has served as Chairman of Yiding International Limited in Hong Kong, overseeing strategic planning and building an efficient operating model while partnering with state-owned enterprises to integrate resources and expand overseas markets. Since March 2023, he has also served as Chairman of Yiding Autos FZCO in Dubai, focusing on international market expansion and cross-border partnerships.

About Agencia Comercial Spirits Ltd

Agencia Comercial Spirits Ltd is a Taiwan-based specialized importer and distributor of high-quality whiskies, including both bottled and cask whiskies, in Taiwan and international markets. The Company is dedicated to delivering a diverse range of high-quality whisky products that cater to the discerning tastes of its customers. Its product portfolio is designed to meet evolving market demand, leveraging extensive industry experience and strategic collaborations.

The Company primarily operates within the whisky industry through three distinct business areas: (i) procurement and distribution of bottled whisky, (ii) procurement and distribution of raw cask whisky, and (iii) cask-to-bottle and distribution business, which involves brand-authorized whisky bottling, packaging and sales. Each segment plays a vital role in the overall strategy, allowing the Company to address diverse consumer preferences and market demands.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions in this announcement.

The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequently occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Agencia Comercial Spirits Ltd
No. 65, Ln. 114, Xishi Rd., Xi’an Vil., Fengyuan Dist., Taichung City 42061, Taiwan (R.O.C.)
Phone: +886-4-2561-4413
Email: Victsai@agcctw.com